SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Systems to Share Insights into Optimizing Customer Interactions at Gartner Customer Strategies and Technologies Summit, Dated June 7, 2012

99.2	Press Release: NICE Honored with STAR Award for Professional Services Excellence in Enabling Customer Success, Dated June 11, 2012

99.3	Press Release: NICE Global Consumer Survey Reveals Greater Challenges in Meeting Customer Needs as Consumers Indicate they are Creating More Interactions across More Channels, Dated June 13, 2012

99.4	Press Release: NICE Fizzback Voice of the Customer Solution Deployed by Severn Trent Water for Improving Customer Experience and Regulatory Compliance, Dated June 19, 2012

99.5	Press Release: NICE Actimize Named No. 1 Anti-Money Laundering and Anti-Fraud Solutions Provider in Operational Risk & Regulation Magazine Rankings, Dated June 28, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel
Dated: July 5, 2012

EXHIBIT INDEX

99.1	Press Release: NICE Systems to Share Insights into Optimizing Customer Interactions at Gartner Customer Strategies and Technologies Summit, Dated June 7, 2012

99.2	Press Release: NICE Honored with STAR Award for Professional Services Excellence in Enabling Customer Success, Dated June 11, 2012

99.3	Press Release: NICE Global Consumer Survey Reveals Greater Challenges in Meeting Customer Needs as Consumers Indicate they are Creating More Interactions across More Channels, Dated June 13, 2012

99.4	Press Release: NICE Fizzback Voice of the Customer Solution Deployed by Severn Trent Water for Improving Customer Experience and Regulatory Compliance, Dated June 19, 2012

99.5	Press Release: NICE Actimize Named No. 1 Anti-Money Laundering and Anti-Fraud Solutions Provider in Operational Risk & Regulation Magazine Rankings, Dated June 28, 2012